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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                         EBANK FINANCIAL SERVICES, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                    278609104
                                  -------------
                                 (CUSIP Number)

                              DAVID W. ADAMS, ESQ.,
                             KILPATRICK STOCKTON LLP
                        1100 PEACHTREE STREET, SUITE 2800
                             ATLANTA, GEORGIA 30309
                                 (404)815-6500
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          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                OCTOBER 30, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 278608104                                                 Page 2 of 6


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     BILLY R. JONES

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES OF AMERICA

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         349,710 (1)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         349,710 (1)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     349,710 (1)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.7%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________


(1) Billy R. Jones is deemed to be the beneficial owner (pursuant to Rule 13d-3) of an aggregate of 349,710 shares of the Issuer's Common Stock constituting 5.7% of the Issuer's outstanding Common Stock. Such 349,710 shares of Common Stock consist of: (i) 49,710 shares of Common Stock owned directly by Billy R. Jones;
(ii) 200,000 shares of Series A Convertible Preferred Stock which are currently convertible into 200,000 shares of Common Stock; and (iii) a currently exercisable warrant to purchase 100,000 shares of Common Stock.


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CUSIP No. 828654301                                                 Page 3 of 6


                         AMENDMENT NO. 6 TO SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER

         This Amendment Number 6 to Statement on Schedule 13D (the "STATEMENT") relates to the Common Stock, (the "COMMON STOCK"), of ebank Financial Services, Inc., a Georgia corporation (the "ISSUER"), the principal executive offices of which are located at 2410 Paces Ferry Road, Suite 190, Atlanta, Georgia 30339.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) This statement is being filed by Billy R. Jones.

         (b) Billy R. Jones's business address is 800 Satellite Boulevard, Suwanee, Georgia 30024.

         (c) Billy R. Jones is the President of Crown Fiber Communications, Inc., a cable television construction company. The address of Crown Fiber Communication, Inc. is 800 Satellite Boulevard, Suwanee, Georgia 30024.

         (d) Billy R. Jones has not, during the last 5 years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) Billy R. Jones has not, during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f) Billy R. Jones is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The consideration for the disposition of shares into the trusts will be shares of common stock individually held by Billy R. Jones.

ITEM 4.  PURPOSE OF TRANSACTION

         Billy R. Jones disposed of 1,185,000 shares of the Issuer's Common Stock in two trusts for his two children Laytona Jones and Roy Jones. Billy R. Jones deposited 592,500 shares of the Issuer's Common Stock in the Roy Jones 2004 Family Trust and 592,500 shares of the Issuer's Common Stock in the Laytona Jones 2004 Family Trust.

         Except as set forth herein, each of the above persons does not have any present plans or proposals that relate to or would result in the following: the acquisition of additional securities of the issuer or the disposition of securities of the Issuer; an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any plans or proposals to

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CUSIP No. 828654301                                                 Page 4 of 6

change the number or term of directors or to fill any vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter or by-laws or other actions that might impede the acquisition of control of the Issuer; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any other similar action.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Billy R. Jones is deemed to be the beneficial owner (pursuant to Rule 13d-3) of an aggregate of 349,710 shares of the Issuer's Common Stock constituting 5.7% of the Issuer's outstanding Common Stock. Such 349,710 shares of Common Stock consist of: (i) 49,710 shares of Common Stock owned directly by Billy R. Jones; (ii) 200,000 shares of Series A Convertible Preferred Stock which are currently convertible into 200,000 shares of Common Stock; and (iii) a currently exercisable warrant to purchase 100,000 shares of Common Stock.

        (b) Billy R. Jones has the sole power to vote and dispose of all of the shares of the Issuer reported herein.

         (c) No transactions in shares of Common Stock were effected by Billy R. Jones in the past 60 days.

         (d) No other person other than Billy R. Jones has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of the Issuer reported herein.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         From October 4, 2000 through June 5, 2001, the Issuer sold 500,000 "capital units" at a price of $10.00 per unit in a private offering. Each such capital unit consisted of four shares of Series A Preferred stock and a warrant to purchase two shares of Common Stock for $3.50 per share. Billy R. Jones participated as an investor in such offering on the same terms and conditions as other investors. Accordingly, the Issuer and Billy R. Jones are a party to a warrant agreement entitling Billy R. Jones to purchase 100,000 shares of Common Stock. The warrant agreement terminates on the earlier of five years from its date of issue or thirty days after the Issuer notifies the holder that the closing price of the Issuer's Common Stock has equaled or exceeded $5.00 per share for twenty consecutive trading days. The Issuer also entered into a registration rights agreement with Billy R. Jones and each of the other investors in the private offering in order to assist such investors in selling shares of Common Stock underlying the Series A Preferred shares and warrant agreements. Pursuant to the terms of the registration rights agreements, the Issuer agreed to file a "shelf" registration statement registering the resale by the investors in such offering of shares of Common Stock underlying the Series A Preferred and the warrant agreements. The registration rights terminate on the earlier of (i) the date on which all of the holders of Series A Preferred shares and warrant agreements no longer hold any shares of

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CUSIP No. 828654301                                                 Page 5 of 6

Common Stock underlying such securities; or (ii) the date on which all of the shares of Common Stock underlying Series A Preferred shares and warrant agreements may be resold in a public transaction without registration under the Securities Act.

         As a holder of shares of the Issuer's Series A Preferred Stock, Billy
R. Jones is entitled to receive dividends declared on such shares. The Company is obligated to pay cumulative dividends at an annual rate of 8% on such outstanding shares. The Company may, at its election, pay any such dividends in cash or additional shares of Common Stock. Accordingly, to the extent the Company elects to pay any future dividends in additional shares of Common Stock, Billy R. Jones will be entitled to receive additional shares of Common Stock.

         Billy R. Jones participated as an investor in the Issuer's offering to sell up to 3,703,704 shares of Common Stock. Accordingly, Billy R. Jones and the Issuer are also parties to two (2) Stock Subscription Agreements executed in connection with such offering. In connection with the first Stock Subscription Agreement, Billy R. Jones and the Issuer also entered into a Letter Agreement with respect to Billy R. Jones' participation in the Issuer's offering of Common Stock. Under the Letter Agreement and the first Stock Subscription Agreement, Billy R. Jones agreed to purchase from time to time during the Issuer's offering an aggregate number of the Issuer's Common Stock equal to the lesser of (i) that number of shares of Common Stock which would bring Billy R. Jones' beneficial ownership percentage to no more than 24% (as calculated pursuant to applicable OTS rules); or (ii) 1,000,000 shares of the Issuer's Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

The following documents were filed as part of Billy R. Jones' original Schedule 13D and are incorporated herein by reference to such filing:

       Exhibit 99.1      Warrant Agreement between the Issuer and Billy R.
                         Jones.

       Exhibit 99.2 Registration Rights Agreement between the Issuer and Billy R. Jones.

The following documents were filed as part of Billy R. Jones' Amendment Number 1 to Schedule 13D and are incorporated herein by reference to such filing:

       Exhibit 99.3 Stock Subscription Agreement between the Issuer and Billy R. Jones.

       Exhibit 99.4      Letter Agreement between the Issuer and Billy R. Jones.

The following document is filed as part of this Amendment Number 5 to Schedule 13D:

       Exhibit 99.5 Second Stock Subscription Agreement between the Issuer and Billy R. Jones.

The following document was filed as part of Billy R. Jones' Amendment Number 2 to Schedule 13D and is incorporated herein by reference to such filing:

       Exhibit 24        Power of Attorney


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CUSIP No. 828654301                                                 Page 6 of 6


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              /S/ Richard K. Babush
                                          -------------------------------------
                                          By Richard K. Babush, Attorney-in-fact
                                          for Billy R. Jones